Exhibit 99.1

Western Wind Energy Corp.

Suite 1326 – 885 West Georgia Street	Telephone: (604) 685-WIND (9463)
Vancouver, BC V6C 3E8	Facsimile: (604) 685-9441
www.westernwindenergy.com

N E W S   R E L E A S E

April 3, 2008

Toronto Venture Exchange Symbol: “WND”

Issued and Outstanding: 29,387,188

LOEWEN ONDAATJE MCCUTCHEON LIMITED COMPLETES 6 MILLION SHARE SALE OF PACIFIC HYDRO PTY. LIMITED SHAREHOLDINGS OF WESTERN WIND ENERGY

Western Wind Energy Corporation (“Western Wind Energy”) is pleased to announce that Loewen Ondaatje McCutcheon Limited of Toronto, Canada has successfully placed the 6 million shares of Western Wind Energy previously held by Pacific Hydro Pty. Limited of Australia at $2.15 per share.

Western Wind Energy wishes to thank Priya Patil, LLB, Managing Director, Investment Banking of Loewen, Ondaatje McCutcheon Limited (“LOM”) and her team for the superb effort in finding new, long term shareholders for Western Wind Energy.  This great effort by LOM brings a diverse base of new shareholders and removes the perceived market overhang that was a limiting factor in the upward movement of Western Wind’s share value.

Mr Jeff Ciachurski, CEO of Western Wind states “LOM’s professionalism, strategic marketing efforts and its focus and dedication to the renewable energy industry has allowed Western Wind Energy’s shareholders to now fully realize the value of the Company’s assets.  We congratulate the entire team at LOM.”

As reported in our March 18, 2008 news release, Western Wind is currently engaged in advanced negotiations regarding the financing and build-out of over $350 million of capital investment in wind projects at the project level.

Unlike the financing of Canadian wind energy projects, none of these financing structures in the US involve the sale of corporate equity.  The sale of corporate equity is not required in US project finance structures.  All equity and potential debt facilities can be done at the project level allowing the corporate parent, Western Wind Energy to remain dilution free during this capital-intensive process.

The dynamics of the project economics call for a direct project cost of between $2.3 - $2.5 million per megawatt with a further project developer profit payable to Western Wind Energy for up to $1 million per megawatt or up to $170 million of net present value potential profit payable to Western Wind Energy.

Western Wind Energy is North America’s largest publicly traded non-income trust producer of pure wind energy.  Western Wind Energy has the capacity to produce 34.5 MW of clean renewable electrical energy from over 500 wind turbine generators located in Tehachapi (Windridge) and San Gorgonio Pass (Palm Springs), California with annualized energy output capacity of approximately 70 billion watt hours per year.

Western Wind Energy also has over 145 MW of expansion power sales agreements with the associated projects in the late stages of development. In addition, Western Wind Energy has a credible pipeline of over 1,300 MW of site locations in the State of California. During the past two years, Western Wind Energy has executed or acquired over $1 billion of power sales agreements totaling 145 megawatts from the sale of wind energy electrical generation. Western Wind Energy was the first to execute a "wind" PPA in the State of Arizona, and in California, is expanding from management's 27-year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring exceptional land sites, capital and technology for the production of electricity from wind energy.  Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona and California.  Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski

Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995.  Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement.  Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.